EXHIBIT 2
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                                                                   15 March 2005


                              WPP Group plc ("WPP")

WPP announces that application has been made to the UK Listing Authority and to the London Stock Exchange for the block listing of 6,720,000 ordinary shares of 10p each fully paid in respect of the shares that may fall to be issued under Grey Global Group Inc's equity incentive plans. These shares, when issued, will rank pari passu in all respects with the existing issued ordinary shares.

Admission of the new WPP ordinary shares to listing on the Official List and to trading on the London Stock Exchange is expected to become effective at 8.00 am U.K. time on March 15 2005.

Contact:
Feona McEwan, WPP London        44-20 7408 2204
www.wpp.com